Exhibit 12

Paper Warehouse, Inc. and Subsidiaries

Computation of Ratio of Earnings to Fixed Charges

For the Six Months Ended August 2, 2002 and August 3, 2001

and for the Five Years Ended February 1, 2002

($’s in thousands)	Six Months Ended		Fiscal Year Ended
Ratio of Earnings to Fixed Charges:	August 2, 2001	August 3, 2000	February 1, 2002	February 2, 2001	January 28, 2000	January 29, 1999	January 30, 1998
Earnings:
Consolidated net (loss) earnings	$(122)	$(689)	$(9,801)	$(434)	$(4,448)	$(521)	$(207)
Extraordinary charge, net	—	—	—	—	—	—	110
Cumulative effect of accounting change, net	—	—	—	—	108	—	—
Income taxes	—	(456)	3,733	(295)	(2,970)	(323)	22
Total loss before extraordinary charge and cumulative effect of accounting change	(122)	(1,145)	(6,068)	(729)	(7,310)	(844)	(75)

Fixed Charges:
Interest expense	680	676	1,433	1,670	1,182	279	860
Interest portion of rental expense	1,582	1,694	3,435	3,386	3,281	2,378	1,779
Total fixed charges	2,262	2,370	4,868	5,056	4,463	2,657	2,639

Earnings available for fixed charges	$2,140	$1,225	$(1,200)	$4,327	$(2,847)	$1,813	$2,564

Ratio of earnings before extraordinary charge and cumulative effect of accounting change to fixed charges (1)	—	—	—	—	—	—	—

(1) For the six months ended August 2, 2002 and August 3, 2001, earnings were not adequate to cover fixed charges by approximately $122,000 and $1.1 million, respectively.

For the fiscal years ended February 1, 2002, February 2, 2001, January 28, 2000,  January 29, 1999, and January 30, 1998 earnings were not adequate to cover fixed charges by approximately $6.1 million, $729,000, $7.3 million, $844,000 and $75,000, respectively.